EXHIBIT 15.1

Valuation and Qualifying Accounts(1)

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
Deferred tax valuation allowance
December 31, 2007	—	—	—	—
December 31, 2006	5,923	—	5,923	—
December 31, 2005	6,028	—	105	5,923

(1)	In thousands of U.S.$ as of December 31, 2007.